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FEB 22 2024

Washington, DC

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-67895 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Waterview Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12770 Coit Road, Suite 1218
(No. and Street)

| Dallas | Texas | 75251 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Larry S. Starks | 469.916.3935 | larry.starks@waterviewsecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

| 325 North Saint Paul St. Suite 3100 | Dallas | TX | 75201 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 09/18/2003 | 169 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Larry S. Starks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Waterview Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LUCIANA Z DA SILVA
Notary ID #130415807
My Commission Expires
October 22, 2027

Signature: [signature]

Title: President

[signature] 02/20/2024
Notary Public

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# Waterview Securities, Inc.

## Financial Statements with Supplemental Information Pursuant to Rule 17a-5(d)

**Year Ended December 31, 2023**

**Waterview Securities, Inc.**

**Table of Contents**

---

Sanville & Company LLC
Philadelphia | New York | Dallas

## Report of Independent Registered Public Accounting Firm

To the Stockholder and
Those Charged With Governance of
Waterview Securities, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Waterview Securities, Inc. (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

We have served as the Company's auditor since 2019.

Dallas, Texas
February 13, 2024

**Waterview Securities, Inc.**

**Statement of Financial Condition**
December 31, 2023

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash | $ | 310,525 |
| Prepaid expenses | | 384 |
| Total current assets | $ | 310,909 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Accounts Payable | $ | 735 |
| Total liabilities | | 735 |
| **Stockholder equity:** | | |
| Common stock - $0.01 par value, 100,000 shares authorized; 25,001 shares issued and outstanding | | 250 |
| Additional paid-in capital | | 24,750 |
| Retained earnings | | 285,174 |
| Total stockholder equity | | 310,174 |
| Total liabilities and stockholder equity | $ | 310,909 |

The accompanying notes are an integral part of these financial statements.

## Waterview Securities, Inc.

## Statement of Operations
For the Year Ended December 31, 2023

| | | |
|---|---|---|
| **Revenues:** | | |
| Fee and service revenue | $ | 490,000 |
| **Operating expenses:** | | |
| SEP Contributions | | 40,946 |
| Compensation | | 218,432 |
| Regulatory fees | | 2,764 |
| Professional fees | | 6,600 |
| Expense sharing | | 5,400 |
| Total operating expenses | | 274,142 |
| **Operating income** | | 215,858 |
| **Other income (expense):** | | |
| State margin tax expense | | -- |
| Total other income (expense) | | -- |
| **Net income** | $ | 215,858 |

The accompanying notes are an integral part of these financial statements.

# Waterview Securities, Inc.

## Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2023

| | Common Stock | | Additional Paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| **Balances at, December 31, 2022** | 25,001 | $ 250 | $ 24,750 | $ 469,316 | $ 494,316 |
| Distributions | -- | -- | -- | (400,000) | (400,000) |
| Net income | -- | -- | -- | 215,858 | 215,858 |
| **Balances at, December 31, 2023** | 25,001 | $ 250 | $ 24,750 | $ 285,174 | $ 310,174 |

The accompanying notes are an integral part of these financial statements.

## Waterview Securities, Inc.

## Statement of Cash Flows
For the Year Ended December 31, 2023

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 215,858 |
| Adjustment to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Prepaid expenses | ( 121 ) |
| Accounts payable | ( 299 ) |
| Accrued expenses | ( 0 ) |
| Net cash provided by operating activities | 215,438 |
| **Cash flows from financing activities** | |
| Distributions | ( 400,000 ) |
| Total cash flows from financing activities | ( 400,000 ) |
| **Decrease in cash and cash equivalents** | ( 184,562 ) |
| Cash at beginning of year | 495,087 |
| Cash at end of year | $ 310,525 |

The accompanying notes are an integral part of these financial statements.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

Waterview Securities, Inc., a Texas Subchapter S Corporation, (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company provides merger and acquisition advisory services and investment banking services that may include the private placement and transfer of securities. The Company does not hold or receive customer funds or securities.

Substantially all of the Company's business is conducted with customers located in the United States.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

*Fee and service revenue*
Fee and service revenue result primarily from raising capital and financial advisory services surrounding mergers and acquisitions for privately owned companies and divisions of public companies. Such fees are recognized as projects are completed or as revenue is earned.

*Accounts receivable*
Accounts receivable are individually reviewed for collectability each month and are written off once they are determined to be uncollectible by management.

*Income taxes*
The Company has elected to be treated as a Subchapter S corporation under the Internal Revenue Code. In lieu of corporate income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements. Although the Company is generally subject to the Texas franchise tax, based on the Company's total revenues being less than the minimum threshold no franchise tax is considered due for the year ended December 31, 2023. As of December 31, 2023, no interest or penalties related to uncertain tax positions have been accrued.

## Note 1 - Nature of Business and Summary of Significant Accounting Policies

*Concentration of credit risk*
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of temporary cash investments. The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk on cash.

*Use of estimates*
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $309,790 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0024 to 1 at December 31, 2023. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

## Note 3 – Stockholders' Equity

The Company is authorized to issue 100,000 shares of common stock, with a par value of $0.01 per share. It is classified as a "small business corporation" and its stock is classified

**Note 3 – Stockholders' Equity, continued**

as §1244 stock as defined by the Internal Revenue Code (IRC). The maximum amount to be received by the Company in consideration of its stock to be issued pursuant to this IRC section shall not exceed $1,000,000. There are 25,001 shares issued and outstanding as of December 31, 2023.

**Note 4 - Related Party Transactions**

On February 1, 2021 the Company entered into an expense-sharing agreement with Waterview Investment Banking, Inc. ("WIB") whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses as expense sharing and professional fees in the statement of operations. The fees paid to WIB amounted to $5,400 for the year ended December 31, 2023.

**Waterview Securities, Inc.**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1**
**of the Securities and Exchange Commission**
As of December 31, 2023

**Waterview Securities, Inc.**

| | | |
|---|---|---|
| **Net capital** | | |
| Total stockholders' equity | $ | 310,174 |
| Less nonallowable assets: | | 384 |
| Net capital | $ | 309,790 |
| **Aggregate indebtedness** | | |
| Aggregate indebtedness liabilities | $ | 735 |
| **Computations of basic net capital requirement** | | |
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ | 49 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ | 5,000 |
| Net capital in excess of required minimum | $ | 304,790 |
| Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement | $ | 303,790 |
| Percentage of aggregate indebtedness to net capital | | 0.24% |

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited FOCUS II-A Report.

## Schedule II & III
## Computation For Determination Of Reserve Requirements And Information Relating To Possession Or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
## December 31, 2023

The Company is considered a "Non-Covered Firm" exempt from 15c3-3 by relying on footnote 74 to SEC Release 34-70073 and therefore, is not required to maintain a "Special reserve bank account for the Exclusive benefit of customers."

Sanville & Company LLC
Philadelphia | New York | Dallas

**Report of Independent Registered Public Accounting Firm**

To the Stockholder and
Those Charged With Governance of
Waterview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Waterview Securities, Inc. (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

*Sanville & Company, LLC*

Dallas, Texas
February 13, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

# WATERVIEW SECURITIES

M&A ADVISORY • VALUATION • CAPITAL SOURCING

**Rule 15c3-3 Exemption Report**

**For The Year Ended 12/31/2023**

**Waterview Securities, Inc., SEC Registration Number 8-67895**

Waterview Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) advising clients in connection with securities transactions made with relation to mergers and acquisitions and private placements.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Larry Starks, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Larry S. Starks
President, CCO & GSP

Date of Report: January 11, 2024

12770 COIT ROAD, SUITE 1218 • DALLAS, TEXAS 75251 • TEL: 469-916-3937